SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

3 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 3 November 2009 re: Interim Management Statement

98/09                                                                                                                           3 November 2009

LLOYDS BANKING GROUP - INTERIM MANAGEMENT STATEMENT

Key highlights*

•

The Group has continued to deliver a good revenue performance in the third quarter of 2009, with similar trends, excluding gains on liability management transactions, to those delivered in the first half of the year.

•	The Group's banking net interest margin has shown clear signs of stabilising and was flat in the third quarter of 2009, compared to the first half of the year.

•	The Group's costs in the nine months to 30 September 2009 were 2 per cent lower than in the equivalent prior period, as we continued to deliver a robust cost performance.

•	Excellent progress has continued to be made on the integration of the enlarged Group, with the achievement of £50 million higher run-rate cost synergies than those previously announced.

•	The run-rate of overall impairments has slowed in the third quarter of the year. As a result, we continue to expect impairments to fall significantly in the second half of 2009, compared to the first half of the year.

•	As previously announced, we continue to expect the Group to report a loss before tax for 2009, excluding the impact of the £11.2 billion credit relating to negative goodwill.

Eric Daniels, Group Chief Executive, commented:

"The Group has delivered a robust business performance over the last few months, in what remained a challenging, albeit stabilising, economic environment. Our core relationship businesses have, once again, performed well with good revenue growth, as margins begin to stabilise, and we have achieved a strong cost performance. We have made further excellent progress on the integration of the enlarged Group, with the achievement of higher than previously announced cost synergies in the third quarter of the year.

"On impairments, the slowdown in the run-rate in the third quarter provides additional comfort that the Group's overall impairment charge has peaked, and that there will be a significant reduction in impairments in the second half of 2009. We have also significantly improved our short-term liquidity position.

"In all key areas of the Group we are delivering in line with recent guidance. Consistent delivery against these goals underpins our ability to achieve the Group's long-term growth opportunities."

*Unless otherwise stated, 2009 performance comparisons relate to the equivalent period in 2008 for the enlarged Group's aggregated continuing businesses.

Good revenue growth in the third quarter of 2009

The Group has delivered good revenue growth in the third quarter of 2009 with a strong performance in its core relationship businesses, excluding the gains on liability management transactions.  During the third quarter, the Group banking net interest margin has shown clear signs of stabilising and continues to benefit from ongoing asset repricing which has offset the impact of lower deposit margins and higher funding costs.  The third quarter margin was flat compared to the first half of 2009.

Revenue trends in Retail reflected a solid overall business performance. We have continued to build momentum in customer deposits with balances increasing £2.0 billion during the third quarter. In lending, our unsecured balances have remained broadly flat, reflecting subdued customer demand, and whilst mortgage markets have also remained relatively subdued throughout the industry, our gross mortgage lending in the first nine months of the year totalled £26 billion.

Revenue growth in our Wholesale business remained very strong in the first nine months of the year, largely reflecting the absence of last year's mark-to-market losses on treasury assets, although the growth rate has slowed during the third quarter. There was a continued strong cross-selling performance, supported by improved spreads and favourable trading conditions in Treasury and Trading.

In Wealth and International, revenue trends improved in the third quarter compared to the first half, reflecting higher customer numbers and strengthening equity markets in Wealth, and the impact of higher margins from the continued repricing of assets in our International businesses.

In Insurance, new business sales in our life, pensions and investments businesses were 27 per cent lower than in the first nine months of 2008, reflecting extremely difficult market conditions which have led to a general market-wide slowdown in the sale of life, pensions and investment products.  Sales through the intermediated distribution channel have continued to be particularly challenging although this has been partially offset by a relatively resilient performance in the bancassurance channel.

Robust Group cost performance

The Group has an excellent track record in managing its cost base, and has continued to deliver a robust cost performance, resulting in the Group's costs being 2 per cent lower than the same period last year.  We have continued to make significant progress in capturing integration related cost savings and £250 million of cost synergies and other operational efficiencies have already been realised in the first nine months of the year to support a target for 2009 which has now been increased to £450 million.  We expect these will represent annual run-rate savings of approximately £750 million by the year-end, some £50 million higher than our previously announced expected run-rate.  The Group remains confident that it will meet its commitment to deliver more than £1.5 billion run-rate synergies and other operating efficiencies by the end of 2011, notwithstanding the business impact of the State Aid remedies which the Group expects to be required by the European Commission.

Overall impairment levels have peaked, with a reducing run-rate

During the third quarter of the year the Group has, as expected, experienced a reduction in the run-rate of overall impairment provisions compared to the first half of the year. However, as expected at the time of the Group's 2009 interim results we have experienced a significant year-to-date rise in the impairment charge compared to last year, reflecting falls in the value of commercial real estate, the impact of economic deterioration (including the effects of rising unemployment) and reduced corporate cash flows.

In Retail, impairment losses in the first nine months of 2009 totalled £3.3 billion.  Impairment losses on the secured lending portfolio in the first nine months totalled £0.8 billion compared to £0.6 billion in the first half of the year. Arrears levels have improved during the quarter and remain significantly better than the industry average.  As expected, the unsecured lending portfolio has continued to show signs of stress in the third quarter with impairment losses totalling £2.5 billion in the nine months to 30 September 2009 (2009H1: £1.6 billion). This was primarily due to the ongoing impact of rising unemployment levels.  As previously announced, we expect to see a moderate increase in the overall Retail impairment charge in the second half of the year, largely reflecting the anticipated impact of rising unemployment levels. We continue to expect the retail impairment charge to be lower in 2010 than in 2009.  We currently expect residential house prices to be flat in 2009 and 2010.

The Wholesale charge for impairment losses totalled £3.2 billion in the third quarter of the year (2009H1: £9.7 billion), reflecting continuing declines in commercial property prices and reducing levels of corporate cash flows. There was however, as expected, a significant reduction in the run-rate of impairment provisioning in the quarter. As previously indicated, we continue to believe the overall Wholesale impairment charge peaked in the first half of 2009 and expect a significant reduction in the Wholesale impairment charge in the second half of 2009 and a further reduction in 2010. We currently expect commercial real estate prices to fall 15 per cent in 2009 and be flat in 2010.

In our Wealth and International business we continue to have ongoing concerns with regard to the outlook for the Irish economy and impairments remain at a high level totalling £0.9 billion in the third quarter (2009H1: £1.5 billion), reflecting particularly significant provisions against our Irish commercial real estate portfolio. We now expect the high level of impairments to continue throughout 2009 and in 2010.

Overall, impairment losses for the Group in the first nine months totalled £18.6 billion (2009H1: £13.4 billion), with a significant reduction in the run-rate in the third quarter of the year.  We believe the overall impairment charge peaked in the first half of 2009.  We continue to believe, given our current economic outlook, that the charge in the second half of 2009 will be significantly lower than the charge in the first half of 2009. Thereafter, we expect the 2010 charge to be significantly lower than the 2009 charge.

Insurance volatility

A large proportion of the investments relating to the Group's insurance business is invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations. Whilst it is expected that those investments will provide enhanced returns over the longer term, the short-term impact of investment market volatility can be significant. In the third quarter of 2009 we experienced positive volatility, excluding policyholder interests volatility, of £0.7 billion, reflecting the significant strengthening of equity markets and narrowing credit spreads in fixed income markets. The nine months to 30 September 2009 therefore resulted in a positive volatility, excluding policyholder interests volatility, of £0.2 billion.

Improving liquidity and funding position

Customer lending at 30 September 2009 totalled £649 billion, compared to £653 billion at 30 June 2009, as a reduction of balances from portfolios in run-off offset growth from the Group's core relationship businesses. During the third quarter, customer deposits, excluding repo balances, increased to £373 billion, from £370 billion at 30 June 2009, driven by good growth in retail balances.  As a result, the loan-to-deposit ratio at 30 September 2009 improved by 2 percentage points during the third quarter of the year.

Over the last three months we have continued to see further increases and improvements in the capacity of wholesale funding markets and during the third quarter we issued a £4 billion Residential Mortgage Backed Securities (RMBS) transaction and a 10 year non Government-guaranteed €1.5 billion bond. During the third quarter of the year the Group has maintained a liquid asset portfolio of over £75 billion of high quality government debt and cash reserves. This liquidity buffer is a multiple of the Group's current regulatory requirements and is consistent with our estimate of requirements under the recently published FSA Policy Statement (PS09/16).

- END -

For further information:

Investor Relations

Michael Oliver                                                                                          +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                                    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain                                                                                    +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

  FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  3 November 2009